UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

AMERICAN STRATEGIC MINERALS CORPORATION.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 030101109
(CUSIP Number)

Doug Croxall
2331 Mill Road
Suite 100
Alexandria, VA 22314

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2012
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030101109

1.	Names of Reporting Persons

Doug Croxall

2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.             SEC Use Only ...........................................................................................................................

4.             Source of Funds (See Instructions)

PF / AF

5.             Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Bene-	7.	Sole Voting Power 166,666 (1)
ficially Owned by Each Reporting	8.	Shared Voting Power 4,000,000 (2)
Person With	9.	Sole Dispositive Power 166,666 (1)
	10.	Shared Dispositive Power 4,000,000 (2)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

4,166,666 (1)(2)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      ☐

13.           Percent of Class Represented by Amount in Row (11)

9.4% (3)

14.           Type of Reporting Person (See Instructions)

IN

(1)
Represents options to purchase 166,666 shares of Common Stock which shall vest and are exercisable within 60 days.  Excludes options to purchase 1,833,334 shares of Common Stock that do not vest and are not exercisable within 60 days.

(2)	Represents 4,000,000 shares of Common Stock held by LVL Patent Group LLC, over which Mr. Croxall holds voting and dispositive power.
(3)	Based on 44,368,127 shares outstanding as of November 14, 2012.

CUSIP No. 030101109

1.	Names of Reporting Persons

LVL Patent Group LLC

2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.             SEC Use Only ...........................................................................................................................

4.             Source of Funds (See Instructions)

WC

5.             Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

Virginia

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 4,000,000 (1)
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,000,000 (1)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

4,000,000 (1)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      ☐

13.           Percent of Class Represented by Amount in Row (11)

9% (2)

14.           Type of Reporting Person (See Instructions)

OO

(1)	Represents 4,000,000 shares of Common Stock held by LVL Patent Group LLC, over which Mr. Croxall holds voting and dispositive power.
(2)	Based on 44,368,127 shares outstanding as of November 14, 2012.

Item 1. Security and Issuer

         This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of American Strategic Minerals Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2331 Mill Road, Suite 100, Alexandria, VA 22314.

Item 2. Identity and Background

(a)	This statement is being filed by Doug Croxall and LVL Patent Group LLC (“LVL”, and together with Mr. Croxall, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is 2331 Mill Road, Suite 100, Alexandria, VA 22314.

(c)	NA.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America/Virginia

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons beneficially own 4,166,666 shares of the Issuer’s common stock, which represents approximately 9.4% of the Issuer’s common stock.

(b)
Mr. Croxall may be deemed to hold sole voting and dispositive power over 166,666 shares of common stock of the Issuer and shared voting and dispositive power over 4,000,000 shares of common stock of the Issuer.

LVL may be deemed to hold shared voting and dispositive power over 4,000,000 shares of common stock of the Issuer.

(c)
On November 14, 2012, Mr. Croxall was granted an option to purchase an aggregate of 2,000,000 shares of the Issuer’s Common Stock at an exercise of $0.50 per share pursuant to his Employment Agreement with the Issuer.  The options vest in 24 equal monthly installments on each monthly anniversary of the date of Mr. Croxall’s employment agreement.

On November 14, 2012, LVL received 4,000,000 shares of the Issuer’s common stock in connection with a Share Exchange transaction between the Issuer and Sampo IP LLC, of which LVL was a member.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,166,666 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 14, 2012, Mr. Croxall entered into an employment agreement with the Issuer to serve as the Issuer’s Chief Executive Officer for a period of two years, subject to renewal, in consideration for an annual salary of $350,000 and a ten year option award to purchase an aggregate of Two Million (2,000,000) shares of the Issuer’s common stock with an exercise price of $0.50 per share, subject to adjustment, which shall vest in twenty-four (24) equal monthly installments on each monthly anniversary of the date of the Mr. Croxall’s employment agreement.

Item 7. Material to Be Filed as Exhibits

Joint Filing Agreement with LVL Patent Group LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2012	/s/ Doug Croxall
Doug Croxall

Dated: November 28, 2012	LVL PATENT GROUP LLC

	By:	/s/ Doug Croxall
Doug Croxall

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with LVL Patent Group LLC